UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 2, 2019

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CELGENE CORPORATION

(Exact name of registrant as specified in its charter)

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Delaware (State or other jurisdiction of incorporation)	001-34912 (Commission File Number)	22-2711928 (IRS Employer Identification No.)

86 Morris Avenue Summit, New Jersey (Address of principal executive offices)	07901 (Zip Code)

Registrant’s telephone number, including area code: (908) 673-9000

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☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company      ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

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Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On January 2, 2019, Celgene Corporation (“Celgene”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bristol-Myers Squibb Company (“BMS”) and Burgundy Merger Sub, Inc., a wholly owned subsidiary of BMS (“Merger Sub”). The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Celgene, with Celgene surviving as a wholly owned subsidiary of BMS (the “Merger”).

In the Merger, each share of Celgene common stock issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded shares as described in the Merger Agreement) will automatically be converted into the right to receive (1) $50.00 in cash, without interest, (2) one share of BMS common stock and (3) one tradeable contingent value right (a “CVR”) representing the right to receive $9.00 in cash if a specified set of milestones is achieved, as set forth in the CVR Agreement (as defined and described below).

Completion of the Merger is subject to customary closing conditions, including (1) the adoption of the Merger Agreement by a majority of the holders of the outstanding shares of Celgene common stock, (2) approval of the issuance of BMS common stock issued in the Merger by a majority of the votes cast by the BMS stockholders on the matter, (3) approval for listing on the New York Stock Exchange of the BMS common stock and the CVRs to be issued in the Merger, (4) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Merger under the antitrust laws of other specified jurisdictions, (5) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement and (6) compliance in all material respects with the other party’s obligations under the Merger Agreement.

Either Celgene or BMS may terminate the Merger Agreement in certain circumstances, including if (1) the Merger is not completed by January 2, 2020, subject to extension by either party in certain circumstances in the event that any required regulatory approval is not obtained, (2) Celgene’s stockholders fail to adopt the Merger Agreement, (3) BMS’s stockholders fail to approve the share issuance in connection with the Merger, (4) a governmental authority of competent jurisdiction has issued a final non-appealable governmental order prohibiting the Merger, (5) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Merger, subject to the right of the breaching party to cure the breach, (6) subject to compliance with specified process and notice requirements, such party terminates the Merger Agreement in order to enter into an agreement providing for, in the case of Celgene, a “Company Superior Proposal” or, in the case of BMS a “Parent Superior Proposal” (each as defined in the Merger Agreement), or (7) the other party’s board of directors has changed its recommendation in favor of the Merger. In the event of a termination of the Merger Agreement under certain specified circumstances, including termination by Celgene to enter into an agreement providing for a Company Superior Proposal, or a termination by BMS following a change in recommendation by Celgene’s board of directors, Celgene may be required to pay BMS a termination fee equal to $2.2 billion. In the event of a termination of the Merger Agreement under certain specified circumstances, including termination by BMS to enter into an agreement providing for a Parent Superior Proposal, or a termination by Celgene following a change in recommendation by BMS’s board of directors, BMS may be required to pay Celgene a termination fee equal to $2.2 billion.

At the closing of the Merger, two members of the Celgene board of directors will be appointed to the BMS board of directors.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at or immediately prior to the closing of the Merger, BMS and a trustee will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of the CVRs. Each CVR will entitle its holder to receive $9.00 in cash if the U.S. Food and Drug Administration approves, by the dates noted below, Celgene, BMS or their respective affiliates to commercially manufacture, market and sell in United States all of the following three products for the indications noted below:

•	by December 31, 2020, the product known as “JCAR017” for the treatment of relapsed-refractory diffuse large B cell lymphoma in humans;

•	by December 31, 2020, the product known as “Ozanimod” for the treatment of relapsing multiple sclerosis in humans; and

•	by March 31, 2021, the product known as “BB2121” for the treatment of relapsed/refractory multiple myeloma in humans.

BMS has agreed to use “Diligent Efforts” (as defined in the CVR Agreement) to achieve the foregoing milestones. In addition, BMS has agreed to use reasonable best efforts to maintain the listing of the CVRs on the New York Stock Exchange or other national securities exchange for so long as any CVRs remain outstanding.

The foregoing description of the CVR Agreement is not complete and is qualified in its entirety by reference to the CVR Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Important Statement regarding the Merger Agreement. The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Celgene, BMS, Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by BMS and Merger Sub, on the one hand, and by Celgene, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between BMS and Merger Sub, on the one hand, and Celgene, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about BMS or Celgene at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in BMS’s or Celgene’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, BMS, Celgene, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Celgene and BMS and a prospectus of BMS, as well as in the Forms 10-K, Forms 10-Q and other filings that each of BMS and Celgene make with the SEC.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective January 2, 2019, Celgene’s Chief Executive Officer, Chief Financial Officer, President, Research & Early Development, and Chief Corporate Strategy Officer each became participants in the Celgene Corporation Executive Severance Plan (the “ESP”). Pursuant to the ESP, each such officer is entitled to receive severance benefits upon a termination of employment by the Company without cause or due to the officer’s resignation for good reason (each, a “Qualifying Termination”), subject to execution of a release and termination agreement.

If the Qualifying Termination occurs on, or within two years following, a change in control of Celgene or, in certain circumstances, otherwise occurs in connection with a change in control of Celgene (each, a “CIC Termination”), the severance benefits are generally (1) a cash severance payment equal to 2.5x (or 3x, in the case of the Chief Executive Officer) multiplied by the sum of the officer’s annual base salary and target annual cash incentive opportunity, (2) COBRA continuation coverage at active employee rates for a benefits continuation period of up to 30 months (or 36 months, in the case of the Chief Executive Officer), (3) 18 months of outplacement services, (4) a prorated annual incentive compensation award for the year of termination, and (5) full accelerated vesting of all outstanding equity awards granted under the Company’s equity plan.

If the Qualifying Termination is not a CIC Termination, the severance benefits are generally (1) a cash severance payment equal to 1.5x (or 2x, in the case of the Chief Executive Officer) multiplied by the sum of the officer’s annual base salary and target annual cash incentive opportunity, (2) COBRA continuation coverage at active employee rates for a benefits continuation period of up to 18 months (or 24 months, in the case of the Chief Executive Officer), and (3) 18 months of outplacement services.

The foregoing description of the ESP is not complete and is qualified in its entirety by the full text of the ESP, a copy of which is attached hereto as Exhibit 10.2 and the terms of which are incorporated herein by reference.

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Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), Bristol-Myers Squibb and Celgene will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Bristol-Myers Squibb registration statement on Form S-4 that will include a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb will be available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene will be available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to non-GAAP earnings per share, capital structure, debt repayment, adjusted leverage ratio and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Bristol-Myers Squibb nor Celgene assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger by and among Bristol-Myers Squibb Company, Burgundy Merger Sub, Inc. and Celgene Corporation, dated as of January 2, 2019.†

10.1	Form of Contingent Value Rights Agreement by and between Bristol-Myers Squibb Company and [Trustee].

10.2	Celgene Corporation Executive Severance Plan.

† Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Celgene hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that Celgene may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 4, 2019

CELGENE CORPORATION

By:	/s/ David V. Elkins
Name:	David V. Elkins
Title:	Executive Vice President and Chief Financial Officer